May 25, 2018
By EDGAR and E-mail
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549
Attn:	Corey Jennings
Dear Mr. Jennings,
Re:	The State Treasury of the Republic of Poland Registration Statement under Schedule B Filed March 16, 2018 File No. 333-223719
On behalf of our client, The State Treasury of the Republic of Poland (the "Republic"), we submit herewith Amendment No. 1 (the "Amended Registration Statement") to the above-referenced draft Registration Statement under Schedule B (the "Registration Statement") via the Securities and Exchange Commission's (the "Commission") EDGAR system.  The Registration Statement was initially submitted to the Commission on March 16, 2018.  In this letter, we respond to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Commission contained in the Staff's letter dated April 10, 2018 (the "Comment Letter").
Set forth below are the responses of the Republic to the Staff's comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Republic's response.  All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amended Registration Statement.
General
1.	To the extent possible, please update all statistics and information in the registration statement to provide the most recent data, including, for example, in the following areas:
•	The discussion under "Restructuring of the Coal Mining and Energy Sectors" on page 7;
•	The discussion of the draft legislation submitted in 2017 under "Foreign Currency housing loans portfolio", on page 28; and
•	The bonds whose maturity date has passed beginning on page T-2.
Response:
The Republic has revised the disclosure in the registration statement to provide the most recent data.  With respect to the examples mentioned by the Staff, the Republic respectfully informs the Staff that

May 25, 2018

(i)	The "Restructuring of the Coal Mining and Energy Sectors" on page 7 contains the most updated data available;
(ii)	The draft legislation submitted in 2017 under "Foreign Currency housing loans portfolio" is still in Parliament and there is no more recent information available; and
(iii)
The information contained in the T-pages is, as stated therein, as of December 31, 2017; therefore the bonds which matured in January 2018 should still be included in the table on page T-2. The Republic advises the Staff that the information contained in the T-pages is only prepared annually and therefore the Registration Statement contains the most recent data available.

2.
Where appropriate in the registration document, please provide disclosure of any material economic, political, diplomatic, or other impact on Poland relating to the Amended Act on the Institute of National Remembrance.

Response:

The Republic acknowledges the Staff's comment and respectfully advises that there has been no, and it does not expect that there will be any, material economic, political, diplomatic, or other impact on Poland relating to the Amended Act on the Institute of National Remembrance (the "Act on INR"). The amendments to the Act on INR raised concerns of the US Department of State concerning whether the enacted legislation inhibits free speech, the freedom of research and scholarship, or the freedom of historical debate or artistic activity; however, both Polish and US officials denied any decisions made by the US as to sanctions against Poland and confirmed that diplomatic contacts remain unchanged and bilateral strategic cooperation is not at risk. For example, the spokeswoman for the US Department of State, Heather Nauert, stated on March 9, 2018 that "all the reports that allege that US officials would not be meeting or have a high-level dialogue with Polish government are completely false […]. Again our security cooperation with Poland remains unchanged."  Funding for military projects between the US and Poland has not been suspended, and Poland remains an active member of the North Atlantic Treaty Organization, including the intergovernmental military alliance between the US, Poland and the remaining members. As the Republic believes that there should be no material economic, political, or diplomatic consequences relating to the amended Act on INR, the Republic considers that it is not necessary to include any additional disclosure in its Registration Statement.
Triggering of Article 7 of the TEU by the EU Commission, page 9
3.	Please include discussion of the basis for your belief that the EU Commission will not impose any sanctions. Also, discuss the sanctions that can be imposed.
Response: The Republic acknowledges the Staff's comment and respectfully advises that, as stated in the disclosure on page 10 of the Registration Statement, sanctions can only be imposed on a member state after a unanimous vote by all member states. Several member states have indicated to the Republic that they would not vote in favor of sanctions. Moreover, at least one member state – Hungary has done so publicly. Hungary's prime-minister, Viktor Orban, has made various public statements to international press according to which Hungary would vote against imposing sanctions on Poland. While the Republic does not believe it is appropriate to quote in its Registration Statement any foreign government's statements, whether made in the press or delivered via diplomatic channels, the Republic asserts that its belief that the EU commission will not impose any sanctions is reasonable.
Inflow of EU Funds, page 10
4.	Please include discussion of the material changes in the first chart under this heading

May 25, 2018

Response:
The Republic has revised the disclosure on page 10 of the Amended Registration Statement in response to the Staff's comment.
Climate Change Policies and the Paris Agreement, page 11
5.	Please update the information under this heading, as necessary. We note news reports of EU court findings related to environmental issues.
Response:
The Republic has revised the disclosure on page 12 of the Amended Registration Statement in response to the Staff's comment.
Supervision of companies with State Treasury shareholdings, page 16
6.	Please include further discussion of the companies or industry group classifications for the businesses selected as particularly important to your economy.
Response:
The Republic has revised the disclosure on pages 17 and 18 of the Amended Registration Statement in response to the Staff's comment.
Public Debt, page 40
7.	Please revise your disclosure to discuss the differences in the numbers for State Treasury Debt, in the charts under "Overview" and "State Treasury Debt".
Response:
The Republic has included footnotes to the tables on page 42 of the Amended Registration Statement to explain the difference in the numbers in response to the Staff's comment.
Taxation, page 56
8.	Please include a general discussion of the material tax consequences and considerations under this heading. Please revise such disclosure, as necessary, in your prospectus supplements.
Response: The Republic acknowledges the Staff's comment and respectfully advises that since the Registration Statement allows for the issuance of different types of notes, each of which may have different material tax consequences and considerations, the Republic has historically included the discussion of the material tax consequences and considerations relating to each specific series of notes in the relevant prospectus supplement.  The Republic believes that a general description in the base prospectus which will thereafter be revised in the relevant prospectus supplement might be less helpful for investors.
Exhibit D
9.
Please submit a revised opinion that deletes the limitation related to exceeding the borrowing limits in the last sentence of the penultimate paragraph. Additionally, if any prospectus supplement is at risk for exceeding the limits set forth in the Budget Act, please include discussion of that in your prospectus supplements and include discussion of any additional contingencies or actions that would be taken in that instance.

May 25, 2018

Response:
The Republic has submitted a revised opinion that deleted the last sentence of the penultimate paragraph in response to the Staff's comment.
Please do not hesitate to contact Doron Loewinger at +44 20 7532 1551 or Luiza Salata at +44 20 7532 1504 of White & Case LLP with any questions or comments regarding this letter.
Yours sincerely,
/s/ White & Case LLP
White & Case LLP

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